Filed pursuant to Rule 433
Dated May 2, 2008

Relating to
Pricing Supplement No. 651 dated May 2, 2008 to
Registration Statement No. 333-131266

Global Medium-Term Notes, Series F

Fixed Rate Senior Notes Due 2018

(Reopening)

Issuer:	Morgan Stanley
Principal Amount:
$2,000,000,000.  The notes offered hereby constitute a further issuance of, and will be consolidated with, the $2,500,000,000 aggregate principal amount of Fixed Rate Senior Notes Due 2018 previously issued by us ($2,250,000,000 of which was issued on April 1, 2008 and $250,000,000 of which was issued on April 4, 2008).  The notes offered hereby will have the same CUSIP number as the previously issued Fixed Rate Senior Notes Due 2018 and will trade interchangeably with the previously issued Fixed Rate Senior Notes Due 2018 immediately upon settlement. Upon completion of this offering, the aggregate principal amount outstanding of all such notes will be $4,500,000,000.

Maturity Date:	April 1, 2018
Trade Date:	May 2, 2008
Original Issue Date (Settlement):	May 7, 2008
Interest Accrual Date:	April 1, 2008
Issue Price (Price to Public):	102.923%, plus accrued interest
Agents’ Commission:	0.45% of the principal amount
All-in Price:	102.473%, plus accrued interest
Net Proceeds to Issuer:	$2,049,460,000, plus accrued interest
Interest Rate:	6.625% per annum
Interest Payment Period:	Semi-annual
Interest Payment Dates:	Each April 1 and October 1, commencing October 1, 2008
Day Count Convention:	30/360
Optional Make-Whole Redemption:	Yes (treasury spread: plus 50 basis points)
Specified Currency:	U.S. Dollars (“$”)
Minimum Denomination:	$100,000 and integral multiples of $1,000 in excess thereof
Business Day:	New York
CUSIP:	6174466Q7
ISIN:	US6174466Q77
Issuer Ratings:	Aa3 (Moody’s) / AA- (Standard & Poor’s) / AA- (Fitch) (Negative / Negative / Negative)
Agents:	Morgan Stanley & Co. Incorporated and such other agents as shall be named in the above-referenced Pricing Supplement
Global Settlement:	Through The Depository Trust Company, Euroclear or Clearstream, Luxembourg

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.  Alternatively, the issuer, any underwriter or any dealer participating in this offering will arrange to send you the prospectus if you request it by calling toll free 1-866-718-1649.

Amendment No. 1 to Prospectus Supplement Dated July 24, 2007
Prospectus Dated January 25, 2006